March 7, 2011

Writer’s Direct Dial:

(852) 2532-3728

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Export-Import Bank of Korea and The Republic of Korea
Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of our clients, The Export-Import Bank of Korea and The Republic of Korea, we attached the Registration Statement with exhibits under Schedule B for filing pursuant to the requirements of the Securities Act of 1933, as amended.

Please direct any comments or questions to Jinduk Han at (852) 2532-3723, Hongki Moon at (852) 2532-3719 or the undersigned at (852) 2532-3728.

Very truly yours,

/s/ Dong Chul Kim
Dong Chul Kim

Attachment

cc: Ellie Bavaria, Esq.